December 19, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CSG Systems International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 0-27512

Dear Mr. Gilmore:

On behalf of CSG Systems International, Inc. (“CSGI” or the “Company”), we provide this submission in response to your letter dated December 5, 2013 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2012, filed by CSGI on March 8, 2013. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1.	We note that you aggregate software, maintenance and services in your revenues and the related cost of revenues line items in your Consolidated Statements of Income. Please tell us how you considered providing separate disclosure of software products and service revenues and the related cost of revenues pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

CSGI believes our presentation of revenue in our Consolidated Statements of Income for the years ending December 31, 2012, 2011, and 2010 is in compliance with Rule 5-03(b)(1) and (2) of Regulation S-X. The Company’s revenue, as determined under U.S. GAAP, can be classified into two of the categories in Rule 5-03(b)(1) and (2), revenue from services and other revenues. Revenue from services consists of processing and related services and other revenue consists of software, maintenance and services.

The majority of our software, maintenance and services revenues are bundled in arrangements that require significant production, modification or customization and thus are considered a combined element under the guidelines of contract accounting prescribed in ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. Vendor-specific objective evidence of fair value has

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been established for maintenance, but not for implementation services, resulting in the residual amount being allocated to the software and implementation services. This amount is recognized as the installation is performed. Therefore, the Company’s software, maintenance and services consist of two elements for purposes of applying ASC Subtopic 605-985, Revenue Recognition – Software, including the related implementation services, and maintenance. Neither of these elements consist of deliverables that are purely within the categories set forth in Rule 5-03(b)(1) and (2). In the case of software and its associated implementation services, the deliverables consist of a right to intellectual property and professional services. The Company believes this revenue stream is appropriately classified as “other revenue” for purposes of applying Rule 5-03(b)(1). Similarly, maintenance consists of a right to intellectual property (i.e., when-and-if-available upgrades and enhancements) and telephone support, a service. Therefore, the Company believes this is “other revenue” under Rule 5-03(b)(1).

Furthermore, since our accounting systems record revenues based on contractual amounts we do not have an acceptable rational and systematic methodology in place to allocate revenues to software, maintenance and services for external financial reporting purposes. In a 2007 speech, Mark Barrysmith noted that the SEC staff would not object to allocating revenue for income statement presentation if a reasonable basis to do so existed. Mr. Barrysmith specifically noted, however, “…one based on contractually stated amounts would seem insufficient…” Any undertaking by the Company to develop a rational and systematic basis to allocate revenues between software and services would be costly, and to date, such financial information has not been demanded by our financial statement users. Therefore, the Company believes its income statement presentation of software, maintenance and services complies with Rules 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 47

2.	We note from your disclosure on page 58 that you earn revenue from conversion/set-up fees as part of your processing and related services arrangements. Please tell us the period these conversion/set-up fees are recognized. As part of your response, please tell us whether these conversion/set-up services have standalone value and if not, please tell us whether you are recognizing revenue related to these services over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

Response:

A certain number of CSGI’s processing and related service arrangements require conversion/set-up services. As we have determined that such services do not have standalone value, fees related to these types of services are deferred and recognized over the initial contract term. The majority of these arrangements provide for one to two year extensions, which are priced at the initial/existing fees levels plus an inflationary factor. Generally, we experience a negotiation of new contract terms at the end of the initial contract term, rather than an exercise of the extension of the original contract terms.

Footnote 39 of SAB Topic 13A.3.f. states, “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).” While CSGI has a strong desire to perpetuate on-going business relationships with all of our customers, we do not have an expectation that such relationship will

“extend beyond the initial term”. Regardless, because our contractual renewal/extension period fees under said arrangements are not priced below our initial fees, and often times, if such contracts are renewed, the original terms of the arrangement are renegotiated; we do not believe that our customers continue to benefit from conversion/set-up services beyond the initial contract term.

Item 9A. Controls and Procedures

(d) Changes in Internal Control over Financial Reporting, page 71

3.	You disclose that there were no changes in your internal control over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm whether there were any changes that occurred during the fourth quarter of 2012 that materially effected, or are reasonably likely to materially effect your internal control over financial reporting. Please also confirm that your disclosure in future filings will comply with Item 308(c) of Regulation S-K.

Response:

We confirm that there have been no any changes in our internal control over financial reporting that occurred during the fourth quarter of 2012 that materially affected, or are reasonably likely to materially affect our internal control over financial reporting. In addition, we confirm that our disclosure in future filings will comply with Item 308(c) of Regulation S-K.

*****

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have further questions or require additional information.

Sincerely,

/s/ Randy R. Wiese
Randy R. Wiese
Executive Vice President, Chief Financial Officer

c:	Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer
Rolland B. Johns, Senior Vice President, Chief Accounting Officer
Bernard W. Reznicek, Audit Committee Chairman
Bradley J. Homant, KPMG